Santiago, April 27, 2010

Superintendent of Securities and Insurance

Santiago

Dear Sir,

Ref: Material Information of Viña Concha y Toro S.A.

We inform you that Viña Concha y Toro celebrated its Annual Shareholders’ Meeting on April 26, 2010; among others the following was agreed:

1.   Distribute, as a charge to the net income for 2009, a last final dividend No.239 of Ch$16.20 (sixteen pesos and twenty cents) per share, payable as from May 14, 2010. This amount is in addition to the interim dividends distributed against the net income for 2009, which were dividends Nos.236 and 237 both for Ch$ 2.50 per share, paid on September 30 and December 30, 2009 respectively, and dividend No.238 for Ch$ 2.50 paid on March 31, 2010.

2.  Maintain the dividend policy to distribute 40% of the net income. It is therefore the intention of the board to distribute against the net income produced during 2010, three dividends, Nos.240, 241 and 242 for Ch$3.0 per share, payable as interim dividends on September 30 and December 29, 2010 and March 31, 2011. These interim dividends will be subject to the availability of cash of the Company. The fourth dividend will be for the amount necessary to complete the 40% of net income for 2010, payable in May 2011 once the results for the year are known and approved by the corresponding ordinary shareholders meeting.